October 17, 2024

Pankaj Khanna
Chief Executive Officer and Director
Heidmar Maritime Holdings Corp.
89 Akti Miaouli
Piraeus 18538, Greece

       Re: Heidmar Maritime Holdings Corp.
           Amendment No. 1 to Draft Registrant Statement on Form F-4 Submitted September 30, 2024
           CIK No. 0002029471
Dear Pankaj Khanna:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2024 letter.

Amendment No. 1 to Draft Registrant Statement on Form F-4
Voting and Support Agreement, page 18

1. We note your response to prior comment 4, Specifically, you state that the affirmative vote of only a small percentage, or perhaps none, of the MGO Shares that are held by parties other than the MGO Principals or other parties to voting agreements will be required to approve the Business Combination. Please revise this section to provide the percentage of shares held by the MGO Principals, and the vote required for approval by parties other than the MGO Principals. Provide similar disclosure on the cover page. Please update this information in subsequent amendments, as necessary.
 October 17, 2024
Page 2

The Business Combination
Background of the Business Combination, page 91

2. We note your response to prior comment 5. Please expand your disclosure at page 92
       and at page 102 under "MGO   s Board of Directors    Reasons for the
Approval of the
       Business Combination" to address how you considered the risks and challenges of entering an industry where you do not have prior experience.
3. We note your response to our prior comment 6 and your disclosure stating that in late
       2023, "Maxim was made aware that Heidmar was interested in pursuing a merger with a public company." Please revise your disclosure to clarify how Maxim was made aware of Heidmar's interest in merging with a public company and the parties involved in that discussion.
4. We note your response to our prior comment 8 and re-issue it in part. You disclose that the equity valuations of MGO and Heidmar were "based on the view of the MGO
       Representatives of the amount of consideration MGO stockholders should receive in the merger transaction and advice given to the MGO Representatives by Maxim who has experience with transactions involving companies similar to Heidmar." Revise to provide specific details, including any quantitative and qualitative analysis supporting the equity valuations.
5. We note your response to prior comment 9 and reissue. Please provide additional detail regarding the substance of the referenced meetings, including the material terms that were discussed, how positions differed, and how such differences ultimately were resolved. In particular, we note your discussion of the negotiations from February 12,
       2024 until June 18,2024 requires additional detail.
Unaudited Pro Forma Condensed Combined Financial Information, page 128

6. We note your response to comment 18. Please clarify how you have accounted for the earnout shares to be issued to Heidmar Shareholders, and provide the authoritative guidance that supports your accounting. In addition, tell us how you considered if the issuance of the shares should be reflected in the pro forma financial statements and revise the disclosure, if necessary.
Note 3. Estimated Purchase Price Consideration, page 133

7.     Please revise to update MGO   s publicly traded stock price and the
related disclosures
       in future amendments. This comment also applies to applicable disclosures in Note 4.
 October 17, 2024
Page 3

        Please contact Joanna Lam at 202-551-3476 or Myra Moosariparambil at 202-551-
3796 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Keith Billotti